SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                       Telestone Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87953J102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Han Daqing
                    Floor 6, Saiou Plaza, No. 5 Haiying Road
                             Fengtai Technology Park
                                 Beijing, 100077
                           People's Republic of China
                              Ph: (86-10) 8367-0505
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.87953J102                      13D                    Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HAN DAQING
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     PEOPLE'S REPUBLIC OF CHINA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,280,000 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,280,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,280,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     41.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87953J102                      13D                    Page 3 of 6 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Telestone Technologies Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Floor 6 Saiou Plaza, No. 5 Haiying Road, Fengtai Technology Park, Beijing 100077, People's Republic of China.
________________________________________________________________________________
Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Han Daqing (the "Reporting Person") a citizen of the People's Republic of China.

         The Reporting Person's principal occupation or employment is serving as the President, CEO & Chairman of the Board of Directors of the Issuer, whose principal business is the design and sale of wireless telecommunications equipment in China. The Issuer's business also involves systems integration of wireless telecommunications coverage solutions. The principal business address of the Issuer, which also serves as the Reporting Person's principal office, is Floor 6 Saiou Plaza, No. 5 Haiying Road, Fengtai Technology Park, Beijing 100077, People's Republic of China.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         On August 23, 2004, the Issuer completed a stock exchange (the "Stock Exchange") with the stockholders of Success Million International Limited, a company incorporated under the laws of Hong Kong with limited liability ("Success Million"). The Stock Exchange was consummated under Delaware law and pursuant to the terms of the Securities Exchange Agreement, dated as of August 23, 2004, (the "Exchange Agreement"). A copy of the Exchange Agreement is filed as an exhibit to this Schedule 13D.

         Prior to consummating the Stock Exchange, the Issuer effected a reverse split of its Stock on the basis of 1/822 shares for each one share issued and outstanding. Immediately prior to the Stock Exchange there were approximately 99,917 shares of Stock of the Issuer issued and outstanding (on a post-reverse split basis).

         Pursuant to the Exchange Agreement, the Issuer issued 4,100,000 shares of its Stock, par value $0.001 per share (on a post-reverse split basis), to the shareholders of Success Million, including the Reporting Person in exchange for 100% of the outstanding capital stock of Success Million. Subsequent to the Stock Exchange, the Issuer, pursuant to its plan of bankruptcy approved by the Bankruptcy Court for the District of New Jersey, issued 3,800,000 shares to the Issuer's former creditors. After giving effect to the Stock Exchange and the issuance of shares to the Issuer's former creditors, the Issuer had approximately 7,999,917 shares of its Stock outstanding.

         At the closing of the Stock Exchange, Success Million and its wholly owned subsidiary Beijing Telestone Technology Co, Ltd. ("Telestone") became wholly-owned subsidiaries of the Issuer, and the Issuer succeeded to the business of Telestone. All of the Issuer's business operations are conducted through Telestone. Prior to the Stock Exchange, there were no material relationships between the Issuer and Success Million or Telestone, or any of the parties' respective affiliates, directors or officers, or any associates of their respective officers or directors.

         Pursuant to the Exchange Agreement, at the closing of the Stock Exchange, the membership of the board of directors of the Issuer was increased from two to five directors, and the Reporting Person was appointed to serve as one of the five directors. Pursuant to the Stock Exchange Agreement, the two directors in office prior to the closing of the Stock Exchange resigned from their positions with the Issuer. Also under the terms of the Stock Exchange, all existing officers resigned as officers of the Issuer effective immediately following the closing of the transaction and the Reporting Person was elected as CEO, President and Chairman of the Board of Directors of the Issuer.
________________________________________________________________________________

CUSIP No.87953J102                      13D                    Page 4 of 6 Pages

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The Reporting Person acquired the reported shares pursuant to the Exchange Agreement with the purpose of obtaining control over the Issuer. Success Million and the Issuer structured the Stock Exchange so that the former stockholders of Success Million would own a majority of the outstanding common stock of the Issuer and Success Million would become a wholly-owned subsidiary of the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as of August 23, 2004, the Reporting Person may be deemed to be the beneficial owner of 3,280,000 shares of the Issuer's Stock, which constitutes approximately 41.0% of the approximately 7,999,917 shares of the Issuer's Stock outstanding as of the date of this filing. This percentage is based on the number of shares outstanding immediately following the Stock Exchange transaction and the issuance of stock to the Issuer's former creditors, which number reflects all transactions contemplated therein. The Reporting Person acquired such shares in a privately negotiated Stock Exchange, as described above. The Reporting Person exercises sole voting power and sole dispositive power with respect to all such shares of which he is the beneficial owner.

         Prior to the Stock Exchange, none of Success Million or any of its stockholders owned any shares of the Issuer.

         Except as disclosed herein, the Reporting Person has not effected any transactions in the Issuer's Stock during the preceding 60 days.
________________________________________________________________________________

CUSIP No.87953J102                      13D                    Page 5 of 6 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The contents of Items 3 and 4 above are incorporated by reference.

         Except as set forth in Items 3 and 4 above and this Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit 10:       Securities  Exchange  Agreement  dated  August 23,  2004 among
----------        Telestone    Technologies    Corporation,    Success   Million
                  International Limited. and the Stockholders of Success Million
                  International Limited.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATEED:  August __, 2004


                                        /s/ Han Daqing
                                        ----------------------------------------
                                        Han Daqing

================================================================================

                          SECURITIES EXCHANGE AGREEMENT


                      dated effective as of August 23, 2004


                                  by and among


       TELESTONE TECHNOLOGIES CORPORATION(F.K.A. MILESTONE CAPITAL, INC.),

                      SUCCESS MILLION INTERNATIONAL, LTD.,


                                       and


             THE SHAREHOLDERS OF SUCCESS MILLION INTERNATIONAL, LTD.

================================================================================

                                TABLE OF CONTENTS



ARTICLE I. ISSUANCE AND EXCHANGE OF SHARES.....................................1

         1.1     Issuance and Exchange.........................................1
         1.2     Exchange Ratio................................................1

ARTICLE II. CLOSING 2

         2.1     Closing.......................................................2
         2.2     Deliveries by Public Company..................................2
         2.3     Deliveries by Shareholders and Holding Co.....................2

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS....................2

         3.1     Ownership of Stock............................................2
         3.2     Authority to Execute and Perform Agreement; No Breach.........3
         3.3     Securities Matters............................................3

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF HOLDING CO.......................4

         4.1     Organization, Standing and Corporate Power....................4
         4.2     Authority; Noncontravention...................................4
         4.3     Financial Statements..........................................5
         4.4     Capital Structure.............................................5

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY....................5

         5.1     Organization, Standing and Power..............................5
         5.2     Capital Structure.............................................6
         5.3     Authority: Noncontravention...................................6
         5.4     Subsidiaries..................................................7
         5.5     Intellectual Property.........................................7
         5.6     Absence of Certain Changes or Events; No Undisclosed
                 Material Liabilities........................7
         5.7     Books and Records.............................................8
         5.8     Employees.....................................................8
         5.9     Employee Benefit Plans........................................8
         5.10    Compliance with Applicable Laws...............................8
         5.11    Insurance.....................................................9
         5.12    Litigation, etc...............................................9
         5.13    Contracts.....................................................9
         5.14    Real Property.................................................9
         5.15    Quotation.....................................................9
         5.16    Filings.......................................................9
         5.17    Environmental Matters........................................10
         5.18    Anti-takeover Plan: State Takeover Statutes..................10
         5.19    Solicitation.................................................10
         5.20    Disclosure...................................................10

ARTICLE VI. INDEMNIFICATION...................................................11

         6.1     Indemnification of Holding Co and Shareholders...............11
         6.2     Indemnification of Public Company............................11

ARTICLE VII. CONDITIONS PRECEDENT.............................................12

         7.1     Conditions to Each Party's Obligation to Effect the Exchange.12
         7.2     Conditions to Obligations of Holding Co and the Shareholders.12
         7.3     Conditions to Obligations of Public Company..................13
         7.4     Frustration of Closing Conditions............................13

ARTICLE VIII. GENERAL PROVISIONS..............................................13

         8.1     Survival of Representations and Warranties...................13
         8.2     Fees and Expenses............................................13
         8.3     Definitions..................................................13
         8.4     Usage........................................................14
         8.5     Notices......................................................15
         8.6     Counterparts.................................................15
         8.7     Entire Agreement; Third-Party Beneficiaries..................16
         8.8     Governing Law................................................16
         8.9     Assignment...................................................16
         8.10    Enforcement..................................................16
         8.11    Severability.................................................16

                          SECURITIES EXCHANGE AGREEMENT


         THIS SECURITIES EXCHANGE AGREEMENT (the "Agreement"), dated effective as of August 23, 2004 (the "Effective Date"), is entered into by and among Success Million International, Ltd., a Hong Kong corporation ("Holding Co"), and Telestone Technologies Corporation, f.k.a. Milestone Capital, Inc., a Delaware corporation (the "Public Company"), and the individuals whose names appear on the signature page hereof, each being a shareholder of Holding Co (the "Shareholders"). Certain capitalized terms used in this Agreement are defined in
Section 8.3 hereof.

                              W I T N E S S E T H:

         WHEREAS, as of the Effective Date, there are 24,010,000 outstanding shares of the common stock, par value HK$1.00, of Holding Co (the "Holding Co Stock"), of which all of the shares of Holding Co Stock are beneficially owned and/or controlled by the Shareholders.

         WHEREAS, Public Company proposes to acquire all of the outstanding shares of Holding Co in exchange for the issuance of an aggregate of 4.1 million shares of common stock, $.001 par value, of Public Company (the "Exchange"); and

         WHEREAS, the Boards of Directors of Public Company and Holding Co have determined that it is desirable to effect a plan of reorganization.

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

                                   ARTICLE I.
                         ISSUANCE AND EXCHANGE OF SHARES

1.1      Issuance and Exchange.
         ---------------------

         At the Closing (as defined in Section 2.1 below), to be held in accordance with the provisions of Article II below and subject to the terms and agreements set forth herein, Public Company shall authorize Public Company's transfer agent to issue to the Shareholders the number of duly authorized and newly issued shares of common stock, $.001 par value, of Public Company (the "Public Company Stock") set forth in Section 1.2 below for the outstanding shares of Holding Co Stock. In consideration for the shares of Public Company Stock to be exchanged, the Shareholders shall have delivered to counsel for Public Company, prior to Closing, certificates evidencing their shares of Holding Co, together with duly executed stock powers to effectuate the transfer. Counsel for Public Company shall release the Holding Co shares, over which he has custody, to Public Company at the Closing, assuming satisfaction by the Shareholders and Holding Co of all applicable conditions set forth in this Agreement.

1.2      Exchange Ratio.
         --------------

         (a) At the Closing, Public Company shall exchange an aggregate of 4.1 million shares of Public Company Stock for all issued and outstanding shares of Holding Co Stock as full consideration for the Holding Co Stock. A chart setting forth the capitalization of Public Company immediately prior to and immediately following the Closing (as defined in Section 2.1) is set forth on Exhibit 1.2(a) hereto.

         (b) No fractional shares of Public Company Stock will be issued to any Shareholder entitled to receive said shares. Accordingly, Shareholders who would otherwise be entitled to receive fractional shares of Public Company Stock will, upon surrender of their certificate representing the fractional shares of Holding Co Stock, receive a full share if the fractional share exceeds fifty percent (50%) and if the fractional share is less than fifty percent (50%) the fractional share shall be cancelled.

                                   ARTICLE II.
                                     CLOSING

2.1      Closing.
         -------

         The consummation of the Exchange by Public Company, Holding Co and the Shareholders (the "Closing") shall occur on the Effective Date at the offices of Holding Co, subject to the satisfaction or waiver of all of the conditions to Closing, or at such other place as the parties may agree upon.

2.2      Deliveries by Public Company.
         ----------------------------

         Public  Company  shall  deliver,  or  cause  to be  delivered,  to  the
Shareholders:

         (a) As soon as practicable after the Closing, certificates for the shares of Public Company Stock being exchanged for their respective accounts, in form and substance reasonably satisfactory to the Shareholders and their counsel, it being understood that the certificates will be prepared by Public Company's transfer agent and delivered to Jackson Walker, L.L.P. for the benefit of the Shareholders;

         (b) At the Closing, the items specified in Article VII below; and

         (c) At the Closing, all of the books and records of Public Company.

2.3      Deliveries by Shareholders and Holding Co.
         -----------------------------------------

         At the Closing, the Shareholders and Holding Co, as applicable, shall deliver to Public Company the items specified in Article VII below.

                                  ARTICLE III.
                 REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

         Each Shareholder hereby represents and warrants to Public Company as follows (it being acknowledged that Public Company is entering into this Agreement in material reliance upon each of the following representations and warranties, and that the truth and accuracy of each, as evidenced by their signature set forth on the signature page, constitutes a condition precedent to the obligations of Public Company hereunder):

3.1      Ownership of Stock.
         ------------------

         Each Shareholder is the lawful owner of his Holding Co Stock to be transferred to Public Company free and clear of all preemptive or similar rights, Liens, and the delivery to Public Company of the Holding Co Stock pursuant to the provisions of this Agreement will transfer to Public Company valid title thereto, free and clear of all Liens. To the Knowledge of each Shareholder, the Holding Co Stock to be exchanged herein has been duly authorized and validly issued and is fully paid and nonassessable.

3.2      Authority to Execute and Perform Agreement; No Breach.
         -----------------------------------------------------

         Each Shareholder has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement, and to sell, assign, transfer and convey the Holding Co Stock and to perform fully his respective obligations hereunder. This Agreement has been duly executed and delivered by each Shareholder and, assuming due execution and delivery by, and enforceability against, Public Company, constitutes the valid and binding obligation of each Shareholder enforceable in accordance with its terms, subject to the qualifications that enforcement of the rights and remedies created hereby is subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). No approval or consent of, or filing with, any Governmental Entity, and no approval or consent of, or filing, with any other Person is required to be obtained by the Shareholders or in connection with the execution and delivery by the Shareholders of this Agreement and consummation and performance by them of the transactions contemplated hereby.

         The execution, delivery and performance of this Agreement by each Shareholder and the consummation of the transactions contemplated hereby in accordance with the terms and conditions hereof by each Shareholder will not:

         (a) violate, conflict with or result in the breach of any of the terms of, or constitute (or with notice or lapse of time or both would constitute) a default under, any contract, lease, agreement or other instrument or obligation to which a Shareholder is a party or by or to which any of the properties and assets of any of the Shareholders may be bound or subject;

         (b) violate any order, judgment, injunction, award or decree of any court, arbitrator, governmental or regulatory body, by which a Shareholder or the securities, assets, properties or business of any of them is bound; or

         (c) violate any statute, law or regulation to which any Shareholder is subject.

3.3      Securities Matters.
         ------------------

         The Shareholders hereby represent, warrant and covenant to the Public Company as follows:

         (a) The Shareholders have been advised that the Public Company Stock has not been registered under the Securities Act, or any state securities act in reliance on exemptions therefrom.

         (b) The Public Company Stock is being acquired solely for each Shareholder's own account, for investment and are not being acquired with a view to or for the resale, distribution, subdivision or fractionalization thereof. The Shareholders have no present plans to enter into any such contract, undertaking, agreement or arrangement and the Shareholders further understand that the Public Company Stock may only be resold pursuant to a registration statement under the Securities Act, or pursuant to some other available exemption.

         (c) The Shareholders agree that the certificate or certificates representing the Public Company Stock will be inscribed with substantially the following legend:

          "The securities represented by this certificate have not been registered under the Securities Act of 1933. The securities have been acquired for investment and may not be sold, transferred or assigned in the absence of an effective registration statement for these securities under the Securities Act of 1933 or an opinion of counsel acceptable to the issuer of the securities represented by this certificate that registration is not required under said Act."

         (d) The Shareholders acknowledge that an investment in Public Company is subject to a high degree of risk and that, even though Public Company's common stock is quoted on the Pink Sheets, there exists no established trading market for the Public Company Stock.

                                   ARTICLE IV.
                  REPRESENTATIONS AND WARRANTIES OF HOLDING CO

         Holding Co hereby represents and warrants to Public Company as follows (it being acknowledged that Public Company is entering into this Agreement in material reliance upon each of the following representations and warranties, and that the truth and accuracy of each, as evidenced by the execution of this Agreement by a duly authorized officer of Holding Co, constitutes a condition precedent to the obligations of the Public Company hereunder):

4.1      Organization, Standing and Corporate Power.
         ------------------------------------------

         Holding Co is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business substantially as now conducted, except where the failure to do so would not have, individually or in the aggregate, a Holding Co Material Adverse Effect. For purposes of this Agreement, the term "Holding Co Material Adverse Effect" means any Material Adverse Effect with respect to Holding Co, taken as a whole, or any change of effect that adversely, or is reasonably expected to adversely, affect the ability of Holding Co to consummate the transactions contemplated by this Agreement in any material respect or materially impair or delay Holding Co's ability to perform its obligations hereunder.

4.2      Authority; Noncontravention.
         ---------------------------

         Holding Co has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by Holding Co of this Agreement and the consummation of the transactions contemplated hereby by Holding Co have been duly authorized by all necessary corporate action on the part of Holding Co. This Agreement has been duly executed and delivered by Holding Co and, assuming this Agreement constitutes the valid and binding agreement of Public Company, constitutes a valid and binding obligation of Holding Co, enforceable against Holding Co in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement, will not (x) conflict with any provisions of the charter or other organizational or governing documents of Holding Co, (y) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of first refusal, termination, cancellation or acceleration of any obligation (including to pay any sum of money) or loss of a material benefit under, or require the consent of any Person under, any indenture, or other material agreement, Permit, concession, ground lease or similar instrument or undertaking to which Holding Co is a party or by which Holding Co or any of its assets are bound or affected, result in the creation or imposition of a Lien against any material asset of Holding Co, which singly or in the aggregate would have a Holding Co Material Adverse Effect, or
(z) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award binding on or applicable to Holding Co and currently in effect, which, in the case of clauses (y) and (z) above, singly or in the aggregate, would have a Holding Co Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity or any third party which has not been received or made is required by or with respect to Holding Co in connection with the execution and delivery of this Agreement by Holding Co or the consummation by Holding Co of the transactions contemplated hereby, except for consents, approvals, authorizations, declarations, filings and notices that, if not obtained or made, will not, individually or in the aggregate, result in a Holding Co Material Adverse Effect.

4.3      Financial Statements.
         --------------------

         The  financial  statements  of  Holding  Co have been  audited  for the
periods  indicated  in  conformity  with  U.S.  Generally  Accepted   Accounting
Principles ("GAAP").

4.4      Capital Structure.
         -----------------

         As of the Effective Date, 24,010,000 shares of Holding Co Stock were issued and outstanding and no shares of Holding Co Stock were held by Holding Co in its treasury. All outstanding shares of capital stock of Holding Co will have been duly authorized and validly issued, and will be fully paid and nonassessable and not subject to preemptive or similar rights. No bonds, debentures, notes or other indebtedness of Holding Co having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Shareholders may vote are issued or outstanding. Except for this Agreement, Holding Co does not have and, at or after Closing will not have, any outstanding option, warrant, call, subscription or other right, agreement or commitment which either (a) obligates Holding Co to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of Holding Co, or (b) restricts the voting, disposition or transfer of shares of capital stock of Holding Co. There are no outstanding stock appreciation rights or similar derivative securities or rights of Holding Co.

                                   ARTICLE V.
                REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY

         Public Company as to itself and to its predecessor entity, Milestone Capital, Inc., hereby represents and warrants to Holding Co and the Shareholders as follows (it being acknowledged that Holding Co and the Shareholders are entering into this Agreement in material reliance upon each of the following representations and warranties, and that the truth and accuracy of each, as evidenced by the execution of this Agreement by a duly authorized officer of Public Company, constitutes a condition precedent to the obligations of Holding Co and the Shareholders hereunder):

5.1      Organization, Standing and Power.
         --------------------------------

         Public Company is duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Public Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Public Company Material Adverse Effect. For purposes of this Agreement, the term "Public Company Material Adverse Effect" means any Material Adverse Effect with respect to Public Company, taken as a whole, or any change or effect that adversely, or is reasonably expected to adversely, affect the ability of Public Company to consummate the transactions contemplated by this Agreement in any material respect or materially impairs or delays Public Company's ability to perform its obligations hereunder. Public Company has made available to Holding Co complete and correct copies of its charter documents and bylaws.

5.2      Capital Structure.
         -----------------

         As of the Effective Date, the authorized capital stock of Public Company consists of 100,000,000 shares of Public Company Stock and 10,000,000 shares of preferred stock. Immediately prior to the Closing, there will be approximately 99,917 shares of common stock of Public Company issued and outstanding and no shares of preferred stock issued and outstanding. No shares of common stock of Public Company will be held by Public Company in its treasury. All outstanding shares of capital stock of Public Company will have been duly authorized and validly issued, and will be fully paid and nonassessable and not subject to preemptive or similar rights. No bonds, debentures, notes or other indebtedness of Public Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Public Company may vote are issued or outstanding. Except for the Convertible Promissory Notes ("Convertible Promissory Notes") issued to pay administrative expenses, and the common stock purchase warrants related thereto, in the Chapter 11 proceeding of the Public Company's predecessor entity, Milestone Capital, Inc., filed in the United States Bankruptcy Court for the District of New Jersey (the "Court"), Case No. 03-41806 ("Plan of Bankruptcy"), which are convertible into an aggregate of 3.8 million shares of the Public Company's common stock ( plus an additional 950,000 shares of common stock underlying the referenced warrants), and except for this Agreement, Public Company does not have, and at or after Closing will not have, any outstanding option, warrant, call, subscription or other right, agreement or commitment which either (a) obligates Public Company to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of Public Company, or (b) restricts the voting, disposition or transfer of shares of capital stock of Public Company. There are no outstanding stock appreciation rights or similar derivative securities or rights of Public Company.

5.3      Authority: Noncontravention.
         ---------------------------

         Public Company has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Public Company and the consummation by Public Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Public Company and is in compliance with the Plan of Bankruptcy as confirmed by the Court. This Agreement has been duly executed and delivered by Public Company and, assuming this Agreement constitutes the valid and binding agreement of Holding Co and the Shareholders, constitutes a valid and binding obligation of Public Company, enforceable against Public Company in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof, will not, (x) conflict with any of the provisions of the charter documents or bylaws of Public Company, (y) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of first refusal, termination, cancellation or acceleration of any obligation (including to pay any sum of money) or loss of a benefit under, or require the consent of any Person under, any indenture or other agreement, Permit, concession, ground lease or similar instrument or undertaking to which Public Company is a party or by which Public

Company or any of its assets are bound or affected, result in the creation or imposition of a Lien against any material asset of Public Company, which, singly or in the aggregate, would have a Public Company Material Adverse Effect, or (z) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award binding on Public Company currently in effect, which in the case of clauses (y) and (z) above, singly or in the aggregate, would have a Public Company Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity or any third party which has not been received or made is required by or with respect to Public Company in connection with the execution and delivery of this Agreement by Public Company or the consummation by Public Company of the transactions contemplated hereby, except for consents, approvals, authorizations, declarations, filings and notices that, if not obtained or made, will not, individually or in the aggregate, result in a Public Company Material Adverse Effect.

5.4      Bankruptcy Plan.
         ---------------

         The Plan of Bankruptcy has been confirmed in all respects by the court pursuant to an Order of Confirmation issued on August 12, 2004, and Public Company and its predecessor, Milestone Capital, Inc., were and presently are compliance with the Plan of Bankruptcy, as confirmed in all material respects.

5.5      Subsidiaries.
         ------------

         Public Company does not own, directly or indirectly, any of the capital stock of any other corporation or any equity, profit sharing, participation or other interest in any corporation, partnership, joint venture or other entity.

5.6      Intellectual Property.
         ---------------------

         Public Company does not own or use any trademarks, trade names, service marks, patents, copyrights or any applications with respect thereto. Public Company has no Knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Public Company infringes upon or involves, or has resulted in the infringement of, any trademarks, trade names, service marks, patents, copyrights or other proprietary rights of any other Person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened with respect thereto.

5.7      Absence  of  Certain  Changes  or  Events;   No  Undisclosed   Material
         Liabilities.
         -----------------------------------------------------------------------

         (a) Audited financial statements of Public Company as of December 31, 2003 and unaudited financial statements of Public Company dated June 30, 2004 (collectively, the "Financial Statements") have been prepared. Except as otherwise disclosed in its filings or public records with the Securities and Exchange Commission, Public Company has conducted its business only in the ordinary course, and there has not been (i) any change, destruction, damage, loss or event which has had or could reasonably be expected to have, individually or in the aggregate a Public Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution in respect of shares of Public Company's capital stock, or any repurchase, redemption or other acquisition by Public Company of any shares of their respective capital stock or equity interests, as applicable; (iii) any increase in the rate or terms of compensation payable or to become payable by Public Company to its directors, officers or key employees; (iv) any entry into, or increase in the rate or terms of, any bonus, insurance, severance, pension or other employee or retiree benefit plan, payment or arrangement made to, for or with any such directors, officers or employees; (v) any entry into any agreement, commitment or transaction by Public Company, or waiver, termination, amendment or modification to any agreement, commitment or transaction, which is material to Public Company taken as a whole; (vi) any material labor dispute involving the employees of Public Company; (vii) any change by Public Company in accounting methods, principles or practices except as required or permitted by GAAP; (viii) any write-off or write-down of, or any determination to write-off or write-down, any asset of Public Company or any portion thereof; (ix) any split, combination or reclassification of any of Public Company's capital stock or issuance or authorization relating to the issuance of any other securities in respect of, in lieu of or in substitution for shares of Public Company's capital stock; (x) any amendment of any material term of any outstanding security of Public Company; (xi) any loans, advances or capital contributions to or investments in, any other Person in existence on the Effective Date made by Public Company; (xii) any sale or transfer by Public Company of any of the assets of Public Company, cancellation of any material debts or claims or waiver of any material rights by Public Company; or (xiii) any agreements by Public Company to (a) do any of the things described in the preceding clauses (i) through (xii) other than as expressly contemplated or provided for herein or (b) take, whether in writing or otherwise, any action which, if taken prior to the Effective Date, would have made any representation or warranty of Public Company in this Agreement untrue or incorrect in any material respect.

         (b) Public Company has no Liabilities, except as set forth in the Financial Statements or otherwise incurred in the ordinary course of business.

5.8      Books and Records.
         -----------------

         The books of account and other financial Records of Public Company, all of which have been made available to Holding Co, are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Exchange Act.

5.9      Employees.
         ---------

         Except with regard to Chuck DeMory and John Mangel,III , Public Company's sole officers and directors, Public Company (a) has no employees, (b) does not owe any compensation of any kind, deferred or otherwise, to any current or previous employees, (c) has no written or oral employment agreements with any officer or director of Public Company or (d) is not a party to or bound by any collective bargaining agreement. There are no loans or other obligations payable or owing by Public Company to any stockholder, officer, director or employee of Public Company, nor are there any loans or debts payable or owing by any of such persons to Public Company or any guarantees by Public Company of any loan or obligation of any nature to which any such Person is a party.

5.10     Employee Benefit Plans.
         ----------------------

         Public Company has no (a) non-qualified deferred or incentive compensation or retirement plans or arrangements, (b) qualified retirement plans or arrangements, (c) other employee compensation, severance or termination pay or welfare benefit plans, programs or arrangements or (d) any related trusts, insurance contracts or other funding arrangements maintained, established or contributed to by Public Company.

5.11     Compliance with Applicable Laws.
         -------------------------------

         Public Company has and after giving effect to the transactions contemplated hereby will have in effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and to the Knowledge of Public Company there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Public Company Material Adverse Effect. To Public Company's Knowledge, Public Company is in compliance with, and has no liability or obligation under, any applicable statute, law, ordinance, rule, order or regulation of any Governmental Entity, including any liability or obligation to undertake any remedial action under Hazardous Substances Laws (as hereinafter defined), except for instances of non-compliance, liabilities or obligations, which individually or in the aggregate would not have a Public Company Material Adverse Effect.

5.12     Insurance.
         ---------

         Public Company has no insurance policies in effect.

5.13     Litigation, etc.
         ---------------

         As of the Effective Date and except for the Plan of Bankruptcy, (a) there is no suit, claim, action or proceeding (at law or in equity) pending or, to the Knowledge of Public Company, threatened against Public Company (including, without limitation, any product liability claims) before any court or governmental or regulatory authority or body, and (b) Public Company is not subject to any outstanding order, writ, judgment, injunction, order, decree or arbitration order that, in any such case described in clauses (a) and (b), (i) could reasonably be expected to have, individually or in the aggregate, a Public Company Material Adverse Effect or (ii) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act. As of the Closing, there are no suits, actions, claims or proceedings pending or, to Public Company's Knowledge, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

5.14     Contracts.
         ---------

         Except for its contract with Corporate Stock Transfer ("Transfer Agent"), pursuant to which Transfer Agent acts as the Public Company's stock transfer agent, and the convertible Promissory Notes, Public Company has no material contracts, leases, arrangements or commitments (whether oral or written) and is not a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any Person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

5.15     Real Property.
         -------------

         Public Company does not own or lease any real property.

5.16     Quotation.
         ---------

         As of the Effective Date, the Public Company Stock is and shall remain eligible for quotation on the Pink Sheets following the Closing.

5.17     Filings.
         -------

         With the exception of its annual report for fiscal 2003 and its quarterly reports for the periods ended March 31 2004 and June 30, 2004, each of which to be filed with the SEC within 10 days of the Effective Date, Public Company has filed all reports required to be filed by it under the Securities Exchange Act.

5.18     Environmental Matters.
         ---------------------

         Public Company has not received any written notice from any Governmental Entity that there exists any violation of any Hazardous Substances Law (as hereinafter defined). Public Company has no Knowledge (a) of any Hazardous Substances (as hereinafter defined) present on, under or about any Public Company asset, and to Public Company's Knowledge no discharge, spillage, uncontrolled loss, seepage or filtration of Hazardous Substances has occurred on, under or about any Public Company asset, (b) that any Public Company assets violates, or has at any time violated, any Hazardous Substance Laws, and (c) that there is a condition on any asset for which Public Company has an obligation to undertake any remedial action pursuant to Hazardous Substance Laws. For purposes hereof, "Hazardous Substances" means, without limitation (i) those substances included within definitions of any one or more of the terms "Hazardous Substance," and "Hazardous Waste," "Toxic Substance" and "Hazardous Material" in the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. ss. 90,601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901, et seq., the Toxic Substances Control Act, 15 U.S.C. ss. 2601, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. ss. 1801 et seq., the Occupational Safety and Health Act, 29 U.S.C. ss. 651, et seq., (insofar as it relates to employee health and safety in relation to exposure to Hazardous Substances) and any other local, state, federal or foreign laws or regulations related to the protection of public health or the environment (collectively, "Hazardous Substances Laws"); (ii) such other substances, materials or wastes as are or become regulated under, or as are classified as hazardous or toxic under Hazardous Substance Laws; and (iii) any materials, wastes or substances that can be defined as (v) petroleum products or wastes;
(w) asbestos; (x) polychlorinated biphenyl; (y) flammable or explosive; or (z) radioactive.

5.19     Anti-takeover Plan: State Takeover Statutes.
         -------------------------------------------

         Public  Company  does not have in effect  any plan,  scheme,  device or arrangement, commonly or colloquially known as a "poison pill" or "anti-takeover" plan or any similar plan, scheme, device or arrangement. The Board of Directors of Public Company has approved this Agreement. No other state takeover statute or similar statute or regulation applies or purports to apply to the Exchange, this Agreement or any of the transactions contemplated by this Agreement.

5.20     Solicitation.
         ------------

         None of Public Company, its officers, directors, Affiliates or agents, or any other Person acting on its behalf has solicited, directly or indirectly, any Person to enter into a merger or similar business combination transaction with Public Company by any form of general solicitation, including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

5.21     Disclosure.
         ----------

         The representations and warranties and statements of fact made by Public Company in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

                                   ARTICLE VI.
                                 INDEMNIFICATION

6.1      Indemnification of Holding Co and Shareholders.
         ----------------------------------------------

         (a) Public Company shall, from and after the Closing, indemnify, defend and hold harmless the Shareholders, Holding Co, and Holding Co's officers, directors, Affiliates or agents, and any other Person acting on its behalf (the "Holding Co Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (the "Holding Co Indemnified Liabilities") based on, or arising out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case, to the fullest extent permitted under the laws of the State of Delaware.

         (b) The Holding Co Indemnified Parties shall have the right to conduct the defense of any action giving rise to a claim for indemnity under this Agreement with counsel of their own choosing. Holding Co, the Shareholders and Public Company agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Holding Co Indemnified Parties with respect to matters occurring through the Closing, shall survive the Exchange and shall continue in full force and effect for a period of not less than one year from the Closing; provided, however, that all rights to indemnification in respect of any Holding Co Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Holding Co Indemnified Liabilities.

         (c) The provisions of this Section 6.1 are intended to be for the benefit of, and shall be enforceable by, each Holding Co Indemnified Party, his or her heirs and his or her personal representatives and shall be binding upon all successors and assigns of Public Company and Holding Co.

6.2      Indemnification of Public Company.
         ---------------------------------

         (a) Holding Co shall, from and after the Closing, indemnify, defend and hold harmless Public Company and Public Company's officers, directors, Affiliates or agents, and any other Person acting on its behalf (the "Public Company Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (the "Public Company Indemnified Liabilities") based on, or arising out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case, to the fullest extent permitted under the laws of the State of Delaware.

         (b) The Public Company Indemnified Parties shall have the right to conduct the defense of any action giving rise to a claim for indemnity under this Agreement with counsel of their own choosing. Holding Co, the Shareholders and Public Company agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Public Company Indemnified Parties with respect to matters occurring through the Closing, shall survive the Exchange and shall continue in full force and effect for a period of not less than one year from the Closing; provided, however, that all rights to indemnification in respect of any Public Company Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Public Company Indemnified Liabilities.

         (c) The provisions of this Section 6.2 are intended to be for the benefit of, and shall be enforceable by, each Public Company Indemnified Party, his or her heirs and his or her personal representatives and shall be binding upon all successors and assigns of Public Company and Holding Co.

                                  ARTICLE VII.
                              CONDITIONS PRECEDENT

7.1      Conditions to Each Party's Obligation to Effect the Exchange.
         ------------------------------------------------------------

         The respective obligation of each party to effect the Exchange is subject to the satisfaction or written waiver of the following conditions:

         (a) No Injunctions or Restraints. No statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Exchange shall be in effect; provided, however, that the party invoking this condition shall use its best efforts to have any such temporary restraining order, injunction, order, restraint or prohibition vacated.

         (b) Governmental and Regulatory Consents. All material filings required to be made prior to the Closing with, and all material consents, approvals, permits and authorizations required to be obtained prior to the Closing from, Governmental Entities, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Holding Co and Public Company will have been made or obtained (as the case may be).

7.2      Conditions to Obligations of Holding Co and the Shareholders.
         ------------------------------------------------------------

         The obligations of Holding Co and the Shareholders to effect the Exchange are further subject to the satisfaction or written waiver on or prior to the Closing of the following conditions:

         (a) Representations and Warranties. The representations and warranties of Public Company set forth in Article V that are qualified as to materiality or Material Adverse Effect shall be true and correct and the representations and warranties of Public Company set forth in Article V that are not so qualified shall be true and correct in all material respects, in each case as of the Closing, except to the extent such representations and warranties speak as of an earlier date. In addition, all such representations and warranties shall be true and correct as of the Closing, except to the extent such representation or warranty speaks of an earlier date (without regard to any qualifications for materiality or Material Adverse Effect) except to the extent that any such failure to be true and correct (other than any such failure the effect of which is immaterial) individually and in the aggregate with all such other failures would not have a Material Adverse Effect, and Holding Co and the Shareholders shall have received a certificate signed on behalf of Public Company by the chief executive officer of Public Company to the effect set forth in this paragraph.

         (b) Performance of Obligations of Public Company. Public Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

         (c) Board Representation. At the Closing and pursuant to a written consent to action of the Board of Directors of Public Company, the Board of Directors (a) shall appoint Han Daqing, Xu Yun, Luo Zhengbin, Zhao Peng and Zhu Lian as members of the Board of Directors, and (b) all existing officers and directors shall resign as officers of Public Company.

         (d) Opinion of Counsel. Holding Co shall have received an opinion dated as of the Closing from Public Company's counsel to Holding Co in form, content and scope satisfactory to Holding Co and its counsel with respect to: the incorporation and existence of Public Company; the authorized and issued capital of Public Company; the due authorization , execution and delivery by Public Company of this Agreement; the validity of the issuance of the Public Company Stock; the compliance with Public Company's Plan of Bankruptcy; and such other matters as counsel to Holding Co may reasonably request.

7.3      Conditions to Obligations of Public Company.
         -------------------------------------------

         The obligation of Public Company to effect the Exchange is further subject to the satisfaction or written waiver on or prior to Closing of the following conditions:

         (a) Representations and Warranties. The representations and warranties of Holding Co set forth in Article IV and of the Shareholders set forth in
Article III that are qualified as to materiality or Material Adverse Effect shall be true and correct and the representations and warranties of Holding Co set forth in Article IV and the Shareholders set forth in Article III that are not so qualified shall be true and correct in all material respects, in each case as of the Closing. In addition, all such representations and warranties shall be true and correct as of the Closing, except to the extent such representation or warranty speaks of an earlier date (without regard to any qualifications for materiality or Material Adverse Effect) except to the extent that any such failure to be true and correct (other than any such failure the effect of which is immaterial) individually and in the aggregate with all such other failures would not have a Material Adverse Effect, and Public Company shall have received a certificate signed on behalf of Holding Co by the president of Holding Co to the effect set forth in this paragraph.

         (b) Performance of Obligations of Holding Co and the Shareholders. Holding Co and the Shareholders shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

         (c) Opinion of Counsel. Public Company shall have received an opinion of Holding Co's counsel that is satisfactory to Public Company in both form and content.

7.4      Frustration of Closing Conditions.
         ---------------------------------

         None of Public Company, the Shareholders or Holding Co may rely on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to commence or complete the Exchange and the other transactions contemplated by this Agreement.

                                  ARTICLE VIII.
                               GENERAL PROVISIONS

8.1      Survival of Representations and Warranties.
         ------------------------------------------

         Except as otherwise contemplated herein, the representations and warranties in this Agreement and in any instrument delivered pursuant to this Agreement shall survive the Closing for a period of one year.

8.2      Fees and Expenses.
         -----------------

         Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

8.3      Definitions.
         -----------

         For purposes of this Agreement, and except as otherwise defined in this
Agreement:

         (a) "Affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

         (b) "Governmental Entity" means any domestic or foreign governmental agency or regulatory authority;

         (c) "Knowledge" means actual knowledge. In order for an individual to have Knowledge of a fact or matter, the individual must be actually aware of that fact or matter. A Person (other than an individual) will be deemed to have Knowledge of a particular fact or matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor or trustee of that Person (or in any similar capacity) has, or at any time had, Knowledge of that fact or matter.

         (d) "Liens" means, collectively, all material pledges, claims, liens, charges, mortgages, conditional sale or title retention agreements, hypothecations, collateral assignments, security interests, easements and other encumbrances of any kind or nature whatsoever;

         (e) "Material Adverse Effect" with respect to any Person means an event that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its subsidiaries taken as a whole;

         (f) "Permits" means federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits an rights; and

         (g) "Person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

         (h) "Record" means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

         (i) "Securities Act" means the Securities Act of 1933, as amended.

         (j) "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

8.4      Usage.
         -----

         In this Agreement, unless a clear contrary intention appears:

         (a) the singular number includes the plural number and vice versa;

         (b) reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

         (c) reference to any gender includes each other gender or, in the case of an entity, the neuter;

         (d) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof, and shall be deemed to refer as well to all addenda, exhibits and schedules;

         (e) reference to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated

         (f) reference to any law means such law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder and reference to any section or other provision of any law means that provision of such law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

         (g) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (h) "hereunder", "hereof", "hereto" and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision thereof;

         (i)  "including"  (and  with  correlative   meaning   "include")  means
including without limiting the generality of any description preceding such term;

         (j) "or" is used in the inclusive sense of "and/or;" and

         (k) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding."

8.5      Notices.
         -------

         All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Public Company prior to the Closing to:

                    Chuck DeMory
                    c/o John Heskett, Esq.
                    Heskett & Heskett
                    501 South Johnstone, Suite 501
                    Bartlesville, OK 74003
                    (918) 336.1773

(b) if to Holding Co and to Public Company after the Closing to

                    Han Daqing
                    Guangton Yunda Plaza
                    No. 3 Guangqu Bei Sanxiang
                    Chongwen Disc.
                    Beijing People's Republic of China 100022

8.6      Counterparts.
         ------------

         This Agreement may be executed in two or more counterparts.

8.7      Entire Agreement; Third-Party Beneficiaries.
         -------------------------------------------

         This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any Person other than the parties hereto and the third party beneficiaries referred to in the following sentence, any rights or remedies. The parties hereto expressly intend the provisions of Sections 6.1 and
6.2 to confer a benefit upon and be enforceable by, as third party beneficiaries of this Agreement, the third Persons referred to in, or intended to be benefited by, such provisions.

8.8      Governing Law.
         -------------

         THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

8.9      Assignment.
         ----------

         Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.10     Enforcement.
         -----------

         The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

8.11     Severability.
         ------------

         Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

         IN WITNESS WHEREOF, Public Company, Holding Co and the Shareholders have executed this Agreement to be effective as of the Effective Date.

                                             TELESTONE TECHNOLOGIES CORPORATION


                                             By: /s/ Chuck DeMory
                                                --------------------------------
                                                Chuck DeMory


                                             SUCCESS MILLION INTERNATIONAL, LTD.


                                             By: /s/ Han Daqing
                                                --------------------------------
                                                Han Daqing,


                                             SHAREHOLDERS


                                             By: /s/ Han Daqing
                                                --------------------------------
                                                Han Daqing


                                             By: /s/ Wang Jianjun
                                                --------------------------------
                                                Wang Jianjun


                                             By: /s/ Luo Zhengbin
                                                --------------------------------
                                                Luo Zhengbin


                                             By: /s/ Zhang Yongjun
                                                --------------------------------
                                                Zhang Yongjun


                                             By: /s/ Lu Hanying
                                                --------------------------------
                                                Lu Hanying


                                 EXHIBIT 1.2(a)

              CAPITALIZATION OF TELESTONE TECHNOLOGIES CORPORATION



---------------------------------------------- ----------------------------------------------
                     Pre-Exchange                                  Post-Exchange
              Number of Shares of Common                     Number of Shares of Common
               Capital Stock Issued and                       Capital Stock Issued and
                     Outstanding                                   Outstanding

---------------------------------------------- ----------------------------------------------
                       Number of         %                             Number of        %
        Name             Shares      Ownership         Name              Shares     Ownership
        ----             ------      ---------         ----              ------     ---------
Public Stockholders     99,917         100      Public Stockholders     99,917         2.3
                        ======
                                                Han Daqing            3,280,000       78.1
                                                Wang Jianjun            328,000        7.8
                                                Luo Zhengbin            246,000        5.9
                                                Zhang Yongjun           164,000        3.9
                                                Lu Hanying               82,000        2.0






Total:                  99,917         100      Total:                 4,199,917      100
--------------------- -----------------------------------------------------------------------